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SEC
Mail Processing
Section

FEB 2 3 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2016___ AND ENDING ___12/31/2016___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke, Lawton, Brewer & Burke, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

516 North Bethlehem Pike
(No. and Street)

Ambler   _PA_   _19002_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. Dean Karrash   _(215) 643-9100_
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – _if individual, state last, first, middle name_)

100 Witmer Road, Suite 350   _Horsham_   _PA_   _19044_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __W. Dean Karrash__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Burke, Lawton, Brewer & Burke, LLC__ , as of __December 31__ , 20 __16__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
COMMONWEALTH OF PENNSYLVANIA
       NOTARIAL SEAL
       MAISHA K BELL
        Notary Public
AMBLER BORO, MONTGOMERY COUNTY
 My Commission Expires Oct 31, 2020
```

_____
Signature

__Chief Financial Officer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burke, Lawton, Brewer & Burke, LLC
Table of Contents
December 31, 2016

Report of Independent Registered Public Accounting Firm

Financial Statements
- Statement of Financial Condition
- Statement of Operations
- Statement of Changes in Member's Equity
- Statement of Cash Flows
- Notes to Financial Statements

Supplementary Information
- Schedule I
- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2016

- Schedule II
- Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2016

Report of Independent Registered Public Accounting Firm

Statement pursuant to Securities and Exchange Act of 1934 Rule 17a-5

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures



Kreischer Miller

Report of Independent Registered Public Accounting Firm

The Member
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have audited the accompanying financial statements of Burke, Lawton, Brewer & Burke, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Burke, Lawton, Brewer & Burke, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Burke, Lawton, Brewer & Burke, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Member of The Leading Edge Alliance

100 Witmer Road, Suite 350, Horsham, PA 19044-2369 | 215-441-4600 | fax: 215-672-8224 | www.kmco.com
4905 West Tilghman Street, Suite 230, Allentown, PA 18104 | 484-224-7071

The supplementary information on Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Burke, Lawton, Brewer & Burke, LLC's financial statements. The supplemental information is the responsibility of Burke, Lawton, Brewer & Burke, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 16, 2017

Burke, Lawton, Brewer & Burke, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$1,413,953
Deposit with clearing organization	25,000
Receivable from clearing organization	35,910
Prepaid expenses	66,233
Marketable securities owned, at fair value	33
Property and equipment, less accumulated depreciation of $205,939	41,246
Total assets	$1,582,375

Liabilities and Member's Equity

Accounts payable and accrued expenses	$944,903
Member's equity	637,472
Total liabilities and member's equity	$1,582,375

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenues	
Commissions	$388,884
Net inventory and investment income	3
Margin interest	11,579
Interest and dividends	305,584
Administration fees	5,256,937
Total revenues	5,962,987
Expenses	
Employee compensation and benefits	5,279,389
Clearing charges	94,981
Communications	34,086
Occupancy and equipment	164,444
Taxes	12,766
Promotional costs	51,629
Data processing costs	41,280
Regulatory expenses	74,017
Other operating expenses	185,549
Depreciation	23,523
Total expenses	5,961,664
Net income	$1,323

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Member's equity, December 31, 2015	$636,149
Net income	1,323
Member's equity, December 31, 2016	$637,472

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$1,323
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	23,523
Decrease in receivable from clearing organization	14,523
(Increase) in prepaid expenses	(2,159)
(Increase) in marketable securities owned, at fair value	(3)
Increase in accounts payable and accrued expenses	100,352
Net cash provided by operating activities	137,559
Cash flows from investing activity:	
Purchase of property and equipment	(5,268)
Net increase in cash and cash equivalents	132,291
Cash and cash equivalents, beginning of year	1,281,662
Cash and cash equivalents, end of year	$1,413,953

The accompanying notes are an integral part of these financial statements.

Note 1.   Nature of Business

Burke, Lawton, Brewer & Burke, LLC ("the Firm") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA").

The Firm and BLB&B Advisors, LLC (the "Advisor") are both wholly owned subsidiaries of BLB&B Holdings, LLC ("Holdings" or "the Parent"). The Advisor is affiliated with the Firm and is a registered investment advisor with the SEC pursuant to the Investment Advisors Act of 1940.

The Firm operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The Firm executes and clears its customer securities transactions on a fully disclosed basis with a single clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Firm, like other broker-dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all which have an impact on the Firm's liquidity.

Note 2.   Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

For the purposes of the statement of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a trade date basis. Interest and dividends primarily consist of money market rebates received by the Firm from the clearing broker. Interest and dividends are recorded as earned.

Commission revenue and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Marketable securities are valued at fair value. The resulting difference between cost and fair value is included in net income.

The Firm expenses promotional costs when incurred. Total promotional expenses for the period ended December 31, 2016 was $51,629.

Other operating expenses of $185,549 for the period ended December 31, 2016 were primarily made up of $8,247 of professional services, $116,744 of research expenses and $60,558 of general office expenses.

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (three to fifteen years).

Property and equipment consists of the following at December 31, 2016:

Property	$43,173
Equipment	$204,012
	$247,185
Accumulated Depreciation	($205,939)
	$41,246

Note 3.   Deposit and Receivable from Clearing Organization
The Firm has $25,000 on deposit with its clearing organization to secure the clearing
agreement. The receivable from clearing organization includes amounts due for
completed transactions.

Note 4.   Fair Value Measurements
Marketable securities owned consist of trading and investment securities measured at
fair value. In accordance with FASB ASC 820, Fair Value Measurements, which
establishes a framework for measuring fair value, the Firm measures fair value according
to the following hierarchy:
    Level 1 inputs are unadjusted quoted prices in active markets for identical assets or
    liabilities;
    Level 2 inputs are inputs other than quoted market prices that are observable for the
    asset or liability;
    Level 3 inputs are unobservable inputs of asset and liability and rely on management's
    own assumptions.
For the period ended December 31, 2016, the application of valuation techniques applied
to similar assets and liabilities has been consistent.

Investments held by the Firm as of December 31, 2016 were measured on a recurring
basis at fair value using Level 1 inputs:

	Cost	Fair Value	Unrealized Gain
Equity Securities	$11	$33	$22

Note 5.   Retirement Plan
Effective January 1, 2013, the Firm adopted a 401(k) profiting sharing retirement plan ("the
Plan") for its employees, which allows participants to make contributions by salary reduction
pursuant to section 401(k) of the Internal Revenue Code. The Firm is allowed to make
discretionary matching and employer contributions to the Plan. The Plan covers all
employees at least 21 years of age who have completed 250 hours of service within
six consecutive months from their date of employment. All employees are immediately
vested 100%. The Firm's contribution to the Plan for the period ended December 31, 2016
was $285,495 and is included in employee compensation and benefits on the statement
of operations.

Note 6.   Related Party Transactions
The Firm leases its office from a member of BLB&B Holdings on a month to month basis.
The total expense for the period ended December 31, 2016 was $120,000 and is included
in occupancy and equipment on the statement of operations.

The Firm has an agreement with the Advisor, to share space, personnel and other general
and administrative costs. Costs paid by the Firm attributable to the Advisor, and
reimbursed by the Advisor were $5,256,937 and are included in administration fees on the
statement of operations for the period ended December 31, 2016. Of the $5,256,937, a
total of $4,961,910 were for employee compensation and benefits and $295,027 were for
other operating expenses which included communications, occupancy and equipment,
promotional costs, data processing, taxes and other operating expenses.

Note 7.   Income Tax
FASB ASC 740, Income Taxes, is the authoritative pronouncement on accounting for
and reporting income tax liabilities and expense. FASB ASC 740 prescribes a
more-likely-than-not recognition threshold and measurement attribute for the financial
statement recognition and measurement of a tax position taken or expected to be taken.
In addition, FASB ASC 740 provides guidance on derecognition, classification and
disclosure.

The Firm is not a taxable entity for federal and state income tax purposes. Accordingly,
the Firm reports their share of income or loss with the Parent's federal and state tax
return. As of December 31, 2016, the 2013 to 2016 tax years are subject to examination
by the Internal Revenue Service and generally to state examination. It is difficult to
predict the final timing and resolution of any particular uncertain tax position. Based on
management's assessment of many factors, including past experience and complex
judgments about future events, management does not currently anticipate significant
significant changes in its uncertain tax positions over the next 12 months.

Note 8.   Net Capital and Reserve Requirements
The Firm is subject to the Securities and Exchange Commission's Uniform Net
Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital
and requires that the ratio of aggregate indebtedness to net capital, both as defined,
shall not exceed 15 to 1. At December 31, 2016, the Firm had net capital of
$529,960, which was $279,960 in excess of its required net capital of $250,000.
The Firm's ratio of aggregate indebtedness to net capital was 1.77 to 1.

The operation of the Firm does not include the physical handling of securities or the
maintenance of open customer accounts. Accordingly, the Firm is exempt from the
reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii)
of such Rule.

Note 9.   Concentration of Credit Risk
Financial instruments that potentially expose the Firm to concentrations of credit risk
consist principally of cash and cash equivalents and receivable balances. The Firm
principally utilizes banks and the clearing broker to maintain its operating cash accounts
and temporary cash investments. At certain times, such balances may be in excess of
the FDIC and SIPC insurance limits. The Firm provides services to its customers under
contractual arrangements. The Firm records reserves at levels considered by management
to be adequate to absorb estimates of probable future losses (uncollectable accounts)
existing at the consolidated statement of financial condition date. These reserves are
based on estimates, and ultimate losses may differ from these estimates. At December 31,
2016, there was no reserve for uncollectable receivables.

The Firm is engaged in various trading and brokerage activities in which its counterparties
primarily include broker-dealers, banks, and other financial institutions. In the event the
counterparties do not fulfill their obligations, the Firm may be exposed to risk of default.
The risk of default depends on the creditworthiness of the counterparty or issuer of the
instrument.

Note 10.   Contingencies
The Firm clears all of its securities transactions through a clearing broker on a fully
disclosed basis. Pursuant to the terms of the agreement between the Firm and the
clearing broker, the clearing broker has the right to charge the Firm for the losses
that result from counterparties' failure to fulfill its contractual obligations. The contract
with the clearing broker expires on December 31, 2020 and includes an early termination
fee of up to $30,000, should the agreement be terminated prior to expiration.

In the normal course of business, the Firm may indemnify and guarantee certain service
providers, such as the clearing broker, against potential losses in connection with their
acting as agent or, providing services to the Firm. The maximum potential amount of
future payments that the Firm may be required to make under these indemnifications
cannot be reasonably estimated. However, the Firm believes that it is unlikely it will
have to make material payments under these arrangements and has not recorded
a contingent liability in the accompanying financial statements for these indemnifications.

Note 11.   Subsequent Events
The Firm has evaluated subsequent events through February 16, 2017, the date which
the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
as of December 31, 2016

Net Capital		
Total member's equity		$637,472
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$41,246	
Prepaid expenses	66,233	107,479
Net capital before haircuts on securities positions		529,993
Less: Securities haircut pursuant to Rule 15c 3-1		
Other		33
Net capital as reported on the Firm's FOCUS Report-Part IIA		$529,960
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		$937,403
Total aggregate indebtedness		$937,403
Computation of basic net capital requirement		
Minimum net capital required (based on		
6 2/3% of $937,403)		62,494
Minimum dollar required of reporting		
broker or dealer		250,000
Net capital requirement		$250,000
Net capital in excess of minimum required		$279,960
Percentage of aggregate indebtedness to net capital		176.88%

Statement pursuant to paragraph (d) (4) of Rule 17a-J: Reconciliation of FOCUS Report

No material differences exist between the proceeding computations and the computation by
Burke, Lawton, Brewer & Burke, LLC in Part II-A of the FOCUS Report on Form X-17a-5
at December 31, 2016.

Burke, Lawton, Brewer & Burke, LLC
Information Relating to the Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2016

The Firm is an introducing broker-dealer that clears all transactions with and for customers
on a fully disclosed basis with a clearing broker. This allows the Firm to claim an exemption from
SEC Rule 15c3-3 under paragraph (k)(2)(ii).



Kreischer Miller

Audit & Accounting | Tax Strategies | Business Advisory

Technology Solutions | Human Capital Resources

Report of Independent Registered Public Accounting Firm

The Member
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) Burke, Lawton, Brewer & Burke, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Burke, Lawton, Brewer & Burke, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Burke, Lawton, Brewer & Burke, LLC stated that Burke, Lawton, Brewer & Burke, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Burke, Lawton, Brewer & Burke, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burke, Lawton, Brewer & Burke, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
February 16, 2017

Member of The Leading Edge Alliance

100 Witmer Road, Suite 350, Horsham, PA 19044-2369 | 215-441-4600 | fax: 215-672-8224 | www.kmco.com
4905 West Tilghman Street, Suite 230, Allentown, PA 18104 | 484-224-7071


Burke Lawton Brewer & Burke
FINANCIAL ADVISORS

Statement pursuant to Securities and Exchange Act of 1934 Rule 17a-5

Burke, Lawton, Brewer & Burke, LLC clears all customer transactions through another broker-dealer on a fully disclosed basis pursuant to SEC Rule 15c3-3(k)(2)(ii).

Burke, Lawton, Brewer & Burke, LLC met the identified exemption provisions for the year January 1, 2016 through December 31, 2016 without exception.

Signed:

William D. Karrash (signature)

William D. Karrash
Chief Financial Officer

_1/24/17_

Date

SINCE 1964

www.BLBB.com
215.643.9100

Mailing address
P.O. Box 950, Spring House, PA 19477

Street address
516 North Bethlehem Pike, Ambler, PA 19002

Securities offered through Burke, Lawton, Brewer & Burke, LLC, member FINRA, SIPC • Investment advisory services provided by BLB&B Advisors, LLC



Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Member
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Burke, Lawton, Brewer & Burke, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016. We noted that Form X-17A-5 reported $5,962,988 and Form SIPC-7 reported $5,962,985.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

Member of The Leading Edge Alliance

100 Witmer Road, Suite 350, Horsham, PA 19044-2369 | 215-441-4600 | fax: 215-672-8224 | www.kmco.com
4905 West Tilghman Street, Suite 230, Allentown, PA 18104 | 484-224-7071

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 16, 2017

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14*14********1661*******************MIXED AADC 220
12173   FINRA   DEC
BURKE LAWTON BREWER & BURKE LLC
516 N BETHLEHEM PIKE
AMBLER PA 19002-2641
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __1,463.41__

   B. Less payment made with SIPC-6 filed (exclude interest) (__884.45__)

   __7/20/16__
   Date Paid

   C. Less prior overpayment applied (__0__)

   D. Assessment balance due or (overpayment) __578.96__

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum __0__

   F. Total assessment balance and interest due (or overpayment carried forward) $ __578.96__

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐   Funds Wired ☐
   Total (must be same as F above) $ __578.96__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Burke, Lawton, Brewer & Burke, LLC
(Name of Corporation, Partnership or other organization)

Wm. D. Karnash
(Authorized Signature)

Dated the __23__ day of __January__, 20__17__.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,962,985

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration-fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

      Total additions   5,962,985

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   25,699

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   94,981

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.   3

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

      Dollar for dollar reimbursements from related entity for back office costs   5,256,937
      (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions   5,377,620

2d. SIPC Net Operating Revenues $ 585,365

2e. General Assessment @ .0025 $ 1,463.41

                                         (to page 1, line 2.A.)